Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, CA 94080

November 22, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Aligos Therapeutics, Inc.

Registration Statement on Form S-3

Filed November 17, 2023

Registration No. 333-275636

Dear Mr. Buchmiller:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Aligos Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 27, 2023, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Mark V. Roeder of Latham & Watkins LLP, counsel to the Company, at (650) 463-3043, or in his absence, John C. Williams of Latham & Watkins LLP at (415) 395-8223, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

*        *         *        *

Sincerely,

Aligos Therapeutics, Inc.

By:	/s/ Lesley Ann Calhoun
Lesley Ann Calhoun
Executive Vice President, Chief Financial Officer

CC:	Lawrence M. Blatt, Ph.D., Aligos Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

John C. Williams, Latham & Watkins LLP